Exhibit (a)(5)(A)
Letter to Stockholders Regarding Tender Offer by CDL Tender Fund 2022-1, L.P.
for Shares of Carlyle Credit Solutions, Inc.
April 5, 2022
Dear Carlyle Credit Solutions, Inc. Stockholder:
We have sent this letter to you to announce the special tender offer (the “Offer”) from CDL Tender Fund 2022-1, L.P. (the “Purchaser”) to purchase up to $100,000,000 in aggregate amount of shares of common stock, par value $0.01 per share (the “Shares”), of Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.) (the “Company”). The purchase price for Shares in the Offer is $20.13 per Share (the “Offer Price”), which represents the net asset value per Share as determined by the Company on March 29, 2022.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MAY 3, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).
The Purchaser and its general partner, CDL Tender Fund 2022-1 GP, L.L.C., were each formed solely for the purpose of completing the Offer and otherwise acquiring Shares. The Purchaser is wholly owned by its limited partners, Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), a Delaware limited liability company, which also serves as investment adviser to the Company and to the Purchaser, Cliffwater Corporate Lending Fund (“CCLF”), a Delaware statutory trust, and AlpInvest Indigo I CI-A, L.P. (“AlpInvest LP”), a Delaware limited partnership. CGCIM, CCLF, and AlpInvest LP have contributed approximately $28.6 million, $50 million and $21.4 million, respectively, in cash to the Purchaser to fund the purchase of Shares upon the terms set forth in the Offer to Purchase, dated April 5, 2022 (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal and Transfer Form (as it may be amended and supplemented from time to time, the “Letter of Transmittal”). The Offer is being made to all Company stockholders and is not conditioned on any minimum amount of Shares being tendered. There is no financing condition to the Offer.
The Offer will provide a source of liquidity to the Company’s stockholders, consistent with the Company’s undertaking to provide for (or coordinate the provision of) a one-time tender offer for Shares funded either by the Company, one of the Company’s affiliates, or a third party with the Company’s support, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with Securities and Exchange Commission (the “SEC”) on November 23, 2021.
The Company’s board of directors (the “Company Board”) is supportive of the commencement of the Offer, but in consideration of its duties to all Company stockholders, the Company Board has determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. The Company Board has determined that the decision of stockholders regarding whether or not to tender their Shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Company Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Company Board, as described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended and supplemented from time to time and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) filed with the SEC and which has been or will be furnished by the Company to its stockholders in connection with the Offer, and any other factors that the stockholder deems relevant to its investment.
Please carefully read the Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9 before making any decision with respect to the Offer, as they contain important information about the Offer. Each of the Offer to Purchase and Letter of Transmittal, as well a Notice of Withdrawal, has been filed with the SEC and furnished to the Company’s stockholders in connection with the Offer.
If you desire to tender all or any portion of your Shares to the Purchaser in the Offer, you should either (i) properly complete and sign the Letter of Transmittal and mail or fax it and any other required documents, in accordance with the instructions on the first page of the Letter of Transmittal, to State Street Bank and Trust Company, the Company’s transfer agent (the “Transfer Agent”), which is acting as paying agent in connection with the Offer, prior to 11:59 P.M., New York City time, on the Expiration Date or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares. If you choose to fax the Letter of Transmittal, please mail the original or an originally signed photocopy promptly after you fax it. If you decide to tender, it is your responsibility to, and the Purchaser strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling (888) 207-9542, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
All stockholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering stockholder.
IF YOU WOULD LIKE ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL OR ANY OF THE OTHER OFFERING DOCUMENTS, YOU SHOULD CONTACT THE TRANSFER AGENT TOLL-FREE AT (888) 207-9542 OR THE PURCHASER BY EMAIL AT DIRECT.LENDING@CARLYLE.COM.
Questions and requests for assistance regarding the Offer may be directed to the Purchaser by email at direct.lending@carlyle.com.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions.
Sincerely,
CDL Tender Fund 2022-1, L.P.
  By its general partner, CDL Tender Fund 2022-1 GP, L.L.C.
/s/Joshua Lefkowitz__
Joshua Lefkowitz